UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hoover, Michael K
   820 Hedgegate Court
   Roswell, GA  30075
   USA
2. Issuer Name and Ticker or Trading Symbol
   ProxyMed, Inc.
   PILL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.001 par val|08/24/|P   |V|1,900**           |A  |$1.41      |                   |D     |                           |
ue                         |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.001 par val|08/24/|P   |V|25,500**          |A  |$1.38      |                   |D     |                           |
ue                         |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.001 par val|08/24/|P   |V|100**             |A  |$1.35      |                   |D     |                           |
ue                         |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.001 par val|08/24/|P   |V|6,000**           |A  |$1.32      |                   |D     |                           |
ue                         |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.001 par val|08/24/|P   |V|66,500**          |A  |$1.44      |                   |D     |                           |
ue                         |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.001 par val|08/30/|P   |V|17,700**          |A  |$1.44      |                   |D     |                           |
ue                         |00    |    | |                  |   |           |                   |      |                           |
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jCommon Stock, $.001 par va|08/30/|P   |V|7,300**           |A  |$1.41      |                   |D     |                           |
lue                        |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.001 par val|08/31/|P   |V|10,000**          |A  |$1.38      |335,000            |D     |                           |
ue                         |00    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
**Subject to a lock-up period ending September 2001, which may be extended an additional 12 months at the discretion of the
Issuer.
SIGNATURE OF REPORTING PERSON
Michael K. Hoover
DATE
September 8, 2000